                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)


                              IN HOME HEALTH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.03 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     453222
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                R. Jeffrey Bixler
                  Vice President, General Counsel and Secretary
                                Manor Care, Inc.
                             333 North Summit Street
                                 P. O. Box 10086
                             Toledo, Ohio 43699-0086
                                 (419) 252-5500
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 June 28, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

                                  SCHEDULE 13D

----------------                                         ----------------------
CUSIP No. 453222                                             Page 2 of 12 Pages
----------------                                         ----------------------
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    ManorCare Health Services, Inc.                      IRS I.D. No. 52-0886946
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO,WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    6,037,735
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    6,037,735
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,037,735
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        / /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                SCHEDULE 13D

----------------                                         ----------------------
CUSIP No. 453222                                             Page 3 of 12 Pages
----------------                                         ----------------------
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Manor Care of America, Inc. (f/k/a Manor Care, Inc.) IRS I.D. No. 52-1200376
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO,WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    6,037,735
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    6,037,735
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,037,735
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        / /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                SCHEDULE 13D

----------------                                         ----------------------
CUSIP No. 453222                                             Page 4 of 12 Pages
----------------                                         ----------------------
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Manor Care, Inc.(f/k/a HCR Manor Care, Inc.)         IRS I.D. No. 34-1687107
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO,WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    6,037,735
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    6,037,735
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,037,735
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        / /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the statement on Schedule 13D filed by Manor Healthcare Corp., a Delaware corporation ("MHC"), on October 27, 1995, as amended by Amendment No. 1 to Schedule 13D filed on March 26, 1999, Amendment No. 2 to Schedule 13D filed May 23, 2000 and Amendment No. 3 to Schedule 13D filed June 1, 2000, with respect to the common stock, par value $.03 per share (the "Common Stock"), of In Home Health, Inc., a Minnesota corporation ("IHHI"), whose principal executive offices are located at Carlson Center, Suite 500, 601 Carlson Parkway, Minnetonka, Minnesota 55305-5214.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment is filed with respect to the Common Stock by each of ManorCare Health Services, Inc., a Delaware corporation and the successor to MHC ("MHS"), its parent Manor Care of America, Inc., a Delaware corporation formerly known as Manor Care, Inc. ("MCA"), and its parent Manor Care, Inc., a Delaware corporation formerly known as HCR Manor Care, Inc. ("Manor Care" and, together with MHS and MCA, collectively referred to herein as the "Filing Persons").

         The principal place of business of each Filing Person is 333 North Summit Street, Toledo, Ohio 43604. Each Filing Person is a provider of a range of health care services, including long-term care, subacute medical care, rehabilitation therapy, home health care, pharmacy services and management services for subacute care, rehabilitation therapy, vision care and eye surgery. Set forth on Schedule A hereto is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of each Filing Person, as of the date hereof.

         During the last five years, no Filing Person, nor, to the knowledge of any Filing Person, any person named in Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (j) On May 2, 1995 MHC entered into a purchase agreement
(the "Purchase Agreement") with IHHI pursuant to which MHC acquired 6,440,000 shares of Common Stock, 200,000 shares of Series A Convertible Stock (the "Preferred Stock") and a warrant exercisable for three years to purchase up to 6,000,000 shares of Common Stock (the "Warrant"). On October 23, 1995, IHHI agreed to sell to MHC an additional 310,000 shares of Common Stock. On October 24, 1998, MHS's right, as successor to MHC, to purchase Common Stock under the Warrant expired unexercised. On December 1, 1998, the Common Stock underwent a one-for-three reverse stock split. As a result of the foregoing, MHS now holds 2,250,000 shares of Common Stock and 200,000 shares of Preferred Stock, which is convertible into 3,333,334 shares of Common Stock.

         Pursuant to its certificate of designation, each share of Preferred Stock had the voting rights of the underlying Common Stock on an as-converted basis. On December 22, 1998, MHS and IHHI entered into the Second Preferred Stock Modification Agreement pursuant to which MHS irrevocably waived all of the Preferred Stock's voting rights of the underlying common stock granted under
Section 6.01(i) of the Certificate of Designation except with respect to proposals presented to the holders of IHHI's Common Stock to: (i) wind-up, dissolve or liquidate IHHI or revoke or forfeit its charter; (ii) amend its articles of incorporation; (iii) merge or consolidate or enter into an exchange agreement with another corporation; or (iv) sell, lease, transfer or otherwise dispose of all or substantially all of IHHI's assets not in the usual and regular course of


                               Page 5 of 12 Pages
business. In exchange, IHHI irrevocably waived its right to pay dividends on the Preferred Stock in the form of shares of Common Stock.

         The Filing Persons are reviewing their investment and their position with respect to such matters and will continue to do so on an ongoing basis. Such review may result in the Filing Persons acquiring additional shares of capital stock of IHHI or selling all or a portion of their shares, in the open market or in privately negotiated transactions with IHHI or third parties, or maintaining their holdings at current levels. Such review also may result in the Filing Persons formulating or making plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Any decision by the Filing Persons to hold, acquire or dispose of shares of capital stock of IHHI or take such other actions with respect to their investment will depend on market, economic and other factors and conditions, including an ongoing evaluation of IHHI's financial condition, operations and prospects, the actions of IHHI's management and Board of Directors and other future developments, regulatory requirements (including compliance with applicable provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and the relative attractiveness of alternative business and investment opportunities. Such transactions or actions, if any, would be made at such times and in such manner as the Filing Persons, in their discretion, deem advisable.

         The Filing Persons reserve the right to formulate or make any plans or proposals, and take such actions with respect to their investment, including any or all of the items set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D, as they may determine. However, no assurance can be given as to whether or not the Filing Persons will formulate or make any such plans or proposals or as to the terms and conditions thereof.

         On May 31, 2000, MHS sent a letter to the President of IHHI demanding a special meeting of the shareholders of IHHI for the purpose of: (i) removing all directors of IHHI other than Clyde Michael Ford and Eugene Terry, including, without limitation, removing Wolfgang von Maack, Steven M. Jessup, James J. Lynn and Judith Irene Storfjell (or any of their successors), and any other directors now or hereafter appointed prior to such special meeting; (ii) fixing the number of directors which shall constitute the whole Board of Directors of IHHI at six; and (iii) electing four new directors to fill the vacancies created by such removal.

         On June 28, 2000, MHS acquired 454,401 shares of Common Stock pursuant to a Stock Purchase Agreement, dated June 28, 2000 (the "Heartland Purchase Agreement"), between MHS and Heartland Advisors, Inc., in its capacity as investment advisor for and on behalf of the Heartland Value Fund, a duly designated mutual fund series of Heartland Group, Inc. (collectively, "Heartland"), for a price per share of $3.375 in cash, representing an aggregate purchase price of $1,533,603.38. In connection with this transaction, Heartland delivered an Irrevocable Proxy, dated June 28, 2000, appointing Paul A. Ormond,
M. Keith Weikel, Geoffrey G. Meyers and R. Jeffrey Bixler as proxies and attorneys-in-fact to vote the shares of Common Stock acquired by MHS pursuant to the Heartland Purchase Agreement.

         Except as set forth herein, no Filing Person has any present plans or proposals which relate to, or could result in, any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Filing Persons as of June 28, 2000 is 6,037,735 shares of Common Stock, representing approximately 68.2% of the 8,853,887 shares of Common Stock outstanding. This latter number of shares is arrived at by adding the number of shares of Common Stock outstanding as reported in IHHI's most recently filed Form 10-Q for the quarter ended March 31, 2000 (5,520,553 shares) plus 3,333,334 shares issuable upon conversion of the Preferred Stock deemed to be outstanding for purposes of this Schedule pursuant to Rule 13d-3(d)(1).

         Each of Manor Care (acting through its wholly owned subsidiaries, MCA and MHS), and MCA (acting through its wholly owned subsidiary MHS), indirectly has sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock directly owned by MHS. As a result, Manor Care and MCA may be deemed to beneficially own the shares of the Common Stock directly owned by MHS. None of the persons identified on Schedule A attached hereto beneficially owns (including those shares for which there is a right to acquire) any shares of any class or series of IHHI.

         (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of any of the Filing Persons or any executive officer or director the Filing Persons during the last 60 days.

         (d) Not Applicable.

         (e) Not Applicable.




                               Page 6 of 12 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         MHS (as successor to MHC) is party to a Registration Rights
Agreement with IHHI (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, MHS will have the right to require IHHI to use its best efforts to register for sale in an underwritten public offering under the Securities Act of 1933, as amended, (the "Securities Act") at IHHI's expense, all or any portion of the Common Stock held by MHS or the Common Stock into which the Preferred Stock, directly or indirectly, is convertible ("Registrable Securities"). IHHI will not be entitled to sell its securities in any such registration for its own account without the consent of MHS. In addition, if IHHI at any time seeks to register under the Securities Act for sale to the public any of its securities, IHHI must include, at MHS's request, Registrable Securities in the registration statement, subject to underwriter cutback provisions.

        In connection with the Heartland Purchase Agreement, Heartland delivered an Irrevocable Proxy, dated June 28, 2000, appointing Paul A. Ormond,
M. Keith Weikel, Geoffrey G. Meyers and R. Jeffrey Bixler, each of whom is an officer of MHS, as proxies and attorneys-in-fact to vote the shares of Common Stock acquired by MHS pursuant to the Heartland Purchase Agreement.

        Except as set forth above or in the response to Item 4 of this Amendment, none of the persons identified in Item 2 of this Amendment (including the persons listed on Schedule A attached hereto) has any contracts, arrangements, understandings or relationships (legal or otherwise) among such persons or with any other person with respect to any securities of IHHI, including, but not limited to, transfer or voting of any securities of IHHI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit  Description
-------  -----------

1.* Registration Rights Agreement dated as of October 24, 1995, by and between In Home Health Inc. and Manor Healthcare Corp.

2.* Second Preferred Stock Modification Agreement, dated December 22, 1998 by and between In Home Health, Inc. and ManorCare Health Services, Inc.

3.* Joint Filing Agreement, dated March 26, 1999, by and among ManorCare Health Services, Inc., Manor Care, Inc. and HCR Manor Care, Inc.

4.* Letter dated May 31, 2000 from ManorCare Health Services, Inc. to the President of In Home Health, Inc.

5. Stock Purchase Agreement, dated June 28, 2000, between Heartland Advisors, Inc., on behalf of Heartland Value Fund, and ManorCare Health Services, Inc.

6.       Irrevocable Proxy, dated June 28, 2000.

*Exhibit filed previously.



                               Page 7 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2000       MANOR CARE, INC.


                           By: /s/ R. Jeffrey Bixler

                           -------------------------------
                           Name: R. Jeffrey Bixler
                           Title: Vice President, General Counsel and Secretary


                           MANOR CARE OF AMERICA, INC.


                           By: /s/ R. Jeffrey Bixler

                           -------------------------------
                           Name: R. Jeffrey Bixler
                           Title: Vice President, General Counsel and Secretary


                           MANORCARE HEALTH SERVICES, INC.


                           By: /s/ R. Jeffrey Bixler

                           -------------------------------
                           Name: R. Jeffrey Bixler
                           Title: Vice President, General Counsel and Secretary




                               Page 8 of 12 Pages

                                   SCHEDULE A

1.       DIRECTORS AND EXECUTIVE OFFICERS OF MANOR CARE, INC.

         The name, business address and title with Manor Care, Inc. and present principal occupation or employment, of each of the directors and executive officers of Manor Care, Inc. are set forth below. Except as indicated, each person's business address is 333 North Summit Street, Toledo, Ohio 43604. Each person listed below is a citizen of the United States.


DIRECTORS

NAME                          PRESENT PRINCIPAL OCCUPATION
----                          ----------------------------
John T. Schwieters            Vice Chairman, Perseus, LLC

Stewart Bainum, Jr.           Chairman of the Board, Manor Care, Inc.

Joseph H. Lemieux             Chairman and Chief Executive Officer,
                              Owens-Illinois, Inc.

William H. Longfield          Chairman and Chief Executive Officer,
                              C.R. Bard, Inc.

Frederic V. Malek             Chairman, Thayer Capital Partners

Paul A. Ormond                President and Chief Executive Officer,
                              Manor Care, Inc.

Robert G. Siefers             Vice Chairman and Chief Financial Officer,
                              National City Corporation

M. Keith Weikel               Senior Executive Vice President
                              and Chief Operating Officer, Manor Care, Inc.

Gail R. Wilensky              Senior Fellow at Project HOPE

Thomas L. Young               Executive Vice President-Administration
                              and General Counsel, Owens-Illinois, Inc.

OFFICERS

NAME                          TITLE
----                          ------
Paul A. Ormond                President and Chief Executive Officer

M. Keith Weikel               Senior Executive Vice President
                              and Chief Operating Officer

Geoffrey G. Meyers            Executive Vice President
                              and Chief Financial Officer

R. Jeffrey Bixler             Vice President, General Counsel and Secretary

Steven M. Cavanaugh           Vice President

William J. Chenevert          Vice President

Nancy A. Edwards              Vice President

R. Michael Ferguson           Vice President

Larry R. Godla                Vice President

John K. Graham                Vice President

Jeffrey A. Grillo             Vice President

Douglas G. Haag               Vice President and Treasurer

David C. Heberling            Vice President


                               Page 9 of 12 Pages

J. Susan Hines                Vice President

William H. Kinschner          Vice President

David B. Lanning              Vice President

Barry A. Lazarus              Vice President

Larry C. Lester               Vice President

Ann M. McDermott              Vice President

Spencer C. Moler              Vice President and Controller

O. William Morrison           Vice President

Wade B. O'Brian               Vice President

James P. Pagoaga              Vice President

Richard W. Parades            Vice President

John I. Remenar               Vice President

F. Joseph Schmitt             Vice President

Joyce C. Smith                Vice President

Ronald P. Traupane            Vice President

Deborah J. Workman            Vice President

Jo Ann Young                  Vice President


2.     DIRECTORS AND EXECUTIVE OFFICERS OF MANOR CARE OF AMERICA, INC.

         The name, business address and title with Manor Care of America, Inc. and present principal occupation or employment, of each of the directors and executive officers of Manor Care of America, Inc. are set forth below. Except as indicated, each person's business address is 333 North Summit Street, Toledo, Ohio 43604. Each person listed below is a citizen of the United States.


DIRECTORS

NAME                          PRESENT PRINCIPAL OCCUPATION
----                          ----------------------------
Paul A. Ormond                President and Chief Executive Officer,
                              Manor Care, Inc.

M. Keith Weikel               Senior Executive Vice President
                              and Chief Operating Officer, Manor Care, Inc.

Geoffrey G. Meyers            Executive Vice President
                              and Chief Financial Officer, Manor Care, Inc.

OFFICERS

NAME                          TITLE
----                          -----
Paul A. Ormond                Chairman, President and Chief Executive Officer

M. Keith Weikel               Senior Executive Vice President
                              and Chief Operating Officer

Geoffrey G. Meyers            Executive Vice President
                              and Chief Financial Officer

R. Jeffrey Bixler             Vice President, General Counsel and Secretary


                              Page 10 of 12 Pages

Steven M. Cavanaugh           Vice President

Nancy A. Edwards              Vice President

Larry R. Godla                Vice President

John K. Graham                Vice President

Jeffrey A. Grillo             Vice President

Douglas G. Haag               Vice President and Treasurer

David C. Heberling            Vice President

William H. Kinschner          Vice President

David B. Lanning              Vice President

Barry A. Lazarus              Vice President

Spencer C. Moler              Vice President and Controller

O. William Morrison           Vice President

Wade B. O'Brian               Vice President

Richard W. Parades            Vice President

John I. Remenar               Vice President

F. Joseph Schmitt             Vice President


3.     DIRECTORS AND EXECUTIVE OFFICERS OF MANORCARE HEALTH SERVICES, INC.

         The name, business address and title with ManorCare Health
Services, Inc. and present principal occupation or employment, of each of the directors and executive officers of Manor Care Health Services, Inc. are set forth below. Except as indicated, each person's business address is 333 North Summit Street, Toledo, Ohio 43604. Each person listed below is a citizen of the United States.

DIRECTORS

NAME                          PRESENT PRINCIPAL OCCUPATION
----                          ----------------------------

Paul A. Ormond                President and Chief Executive Officer,
                              Manor Care, Inc.

M. Keith Weikel               Senior Executive Vice President
                              and Chief Operating Officer, Manor Care, Inc.

Geoffrey G. Meyers            Executive Vice President
                              and Chief Financial Officer, Manor Care, Inc.


OFFICERS

NAME                          TITLE
----                          -----
Paul A. Ormond                Chairman, President and Chief Executive Officer

M. Keith Weikel               Senior Executive Vice President
                              and Chief Operating Officer

Geoffrey G. Meyers            Executive Vice President
                              and Chief Financial Officer

R. Jeffrey Bixler             Vice President, General Counsel and Secretary


                              Page 11 of 12 Pages

Steven M. Cavanaugh           Vice President

Nancy A. Edwards              Vice President

Larry R. Godla                Vice President

John K. Graham                Vice President

Jeffrey A. Grillo             Vice President

Douglas G. Haag               Vice President and Treasurer

David C. Heberling            Vice President

William H. Kinschner          Vice President

David B. Lanning              Vice President

Barry A. Lazarus              Vice President

Spencer C. Moler              Vice President and Controller

O. William Morrison           Vice President

Wade B. O'Brian               Vice President

Richard W. Parades            Vice President

John I. Remenar               Vice President

F. Joseph Schmitt             Vice President

Ronald P. Traupane            Vice President


                              Page 12 of 12 Pages